SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 11-K


(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the fiscal year ended NOVEMBER 30, 1997


                        COMMISSION FILE NO.: 1-6018


      A. FULL TITLE OF THE PLAN:

                  Retirement Savings Plan for Employees of
                    Tokheim Corporation and Subsidiaries

      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE:

                            Tokheim Corporation
                           10501 Corporate Drive
                         Fort Wayne, Indiana 46845
                               (219) 470-4600


                                 SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Retirement Savings Plan for the
                                    Employees of Tokheim Corporation
                                    and Subsidiaries



DATE:   May 28, 1998                BY:   /s/ WILLIAM D. SHANK
       ---------------                    --------------------
                                          Vice President, Finance






                     CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the registration statement of Tokheim Corporation on Form S-8 (file No. 1-6018) of our report dated April 30, 1998, on our audits of the financial statements and financial statement schedules of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries as of November 30, 1997 and 1996, and for the years ended November 30, 1997, 1996, and 1995, which report is included in this Annual Report on Form 11-K.



Fort Wayne, Indiana
May 29, 1998







                   RETIREMENT SAVINGS PLAN FOR EMPLOYEES
                  OF TOKHEIM CORPORATION AND SUBSIDIARIES

                            FINANCIAL STATEMENTS

           FOR THE YEARS ENDED NOVEMBER 30, 1997, 1996, AND 1995





CONTENTS

                                                                        PAGE

Report of Independent Accountants                                          1

Financial Statements:

   Statement of Net Assets Available for Plan Benefits
   as of November 30, 1997 and 1996                                        2

   Statement of Changes in Net Assets Available for Plan Benefits
   for the years ended November 30, 1997, 1996, and 1995                   3

   Notes to Financial Statements                                         4-11

Supplemental Schedules:

   Item 27a - Assets Held for Investment Purposes as of
   November 30, 1997                                                     12-13

   Item 27d - Reportable Transactions for the year ended
   November 30, 1997                                                      14







REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Employee Benefits Committee of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries:

We have audited the accompanying statement of net assets available for plan benefits of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries (the Plan) as of November 30, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for each of the three years in the period ended November 30, 1997. These financial statements are the responsibility of the Plan Administrator (the Company). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of November 30, 1997 and 1996, and the changes in net assets available for plan benefits for each of the three years in the period ended November 30, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included at pages 12-14 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Fort Wayne, Indiana
April 30, 1998








                             Financial Statements



RETIREMENT SAVINGS PLAN FOR EMPLOYEES
OF TOKHEIM CORPORATION AND SUBSIDIARIES
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of November 30, 1997 and 1996


                             ASSETS                                     1997           1996
                                                                    ------------   ------------
                                                                    $     83,783   $     74,311
   Cash
   Receivables:
      Contributions
         Participants                                                     42,204         71,648
         Employer                                                        203,550          4,141
      Dividends                                                                           1,334
                                                                    ------------   ------------
                                                                         245,754         77,123
                                                                    ------------   ------------
   Investments, at fair value:
      Loans to participants                                              933,455        736,272
      Tokheim Corporation Common Stock                                 3,648,587      2,071,017
      Tokheim Corporation Convertible
         Preferred Stock                                              19,078,025     19,829,000
      Marketable securities and other                                 12,244,128      9,284,108
                                                                    ------------   ------------
                                                                      35,904,195     31,920,397
   Guaranteed investment contracts, at contract value                  7,538,604      7,330,339
                                                                    ------------   ------------
         Total investments                                            43,442,799     39,250,736
                                                                    ------------   ------------

         Total assets                                                 43,772,336     39,402,170
                                                                    ------------   ------------

                           LIABILITIES

   Notes payable                                                       9,429,469     11,995,279
   Interest payable                                                                       4,141
                                                                    ------------   ------------
         Total liabilities                                             9,429,469     11,999,420
                                                                    ------------   ------------

   Net assets available for plan benefits                           $ 34,342,867   $ 27,402,750
                                                                    ============   ============


The accompanying notes are an integral part of the financial statements.





Retirement Savings Plan for Employees
of Tokheim Corporation and Subsidiaries
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS For the years ended November 30, 1997, 1996 and 1995


                                                           1997            1996           1995
                                                        -----------    ------------   ------------
   Additions:
      Participant contributions                         $ 2,213,979    $  2,190,804   $  2,092,614
      Employer contributions                              2,413,348       2,474,401      2,284,188
      Interest income                                       653,619         615,583        623,060
      Dividend income                                     1,693,812       1,700,090      1,749,073
      Net appreciation in fair value of investments       3,935,307       1,729,576        456,121
      Transfers from other plans                              2,770         284,119        181,936
                                                        -----------    ------------   ------------
                                                         10,912,835       8,994,573      7,386,992
                                                        -----------    ------------   ------------

   Deductions:
      Withdrawal and termination distributions            3,262,713       2,197,068      1,936,427
      Interest expense                                      710,005       1,051,693      1,268,357
                                                        -----------    ------------   ------------
                                                          3,972,718       3,248,761      3,204,784
                                                        -----------    ------------   ------------

      Net increase                                        6,940,117       5,745,812      4,182,208

   Net assets available for plan benefits,
      beginning of year                                  27,402,750      21,656,938     17,474,730
                                                        -----------    ------------   ------------

   Net assets available for plan benefits,
      end of year                                       $ 34,342,867   $ 27,402,750   $ 21,656,938
                                                        ===========    ============   ============

The accompanying notes are an integral part of the financial statements.








NOTES TO FINANCIAL STATEMENTS, CONTINUED


RETIREMENT SAVINGS PLAN FOR EMPLOYEES
OF TOKHEIM CORPORATION AND SUBSIDIARIES
Notes to Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   a. INVESTMENT TRANSACTIONS AND VALUATIONS: Purchases and sales of securities are accounted for as of the trade date. Gains and losses realized upon the sale of securities are calculated by the average-cost method. Investments are carried at fair values based upon published market quotations, if available, and, if not available, upon amounts estimated by the Trustee to be realizable by comparison with securities having similar ratings, yields and maturities. Investments in the Fixed Fund, which are comprised primarily of guaranteed investment contracts, are carried at contract value which approximates market value. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. See
      Note 3 regarding the valuation of preferred stock.

      The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits, the net appreciation in the fair value of investments which consists of the realized gains, and the unrealized appreciation of investments.

   b. ADMINISTRATIVE EXPENSES: Costs of administering the Plan are borne by the Company.

   c. USE OF ESTIMATES: The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   d. RISKS AND UNCERTAINTIES AND INVESTMENT CONCENTRATIONS: The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits. Approximately 52% of plan investments are concentrated in Tokheim Corporation Common and Preferred Stock.

2. DESCRIPTION OF PLAN:

   The following description of the Retirement Savings Plan for Employees of Tokheim Corporation and Subsidiaries provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

   a. PARTICIPANT CONTRIBUTIONS: Participants may elect to contribute 1% to 14% (in increments of 1%) of their salary to the Plan, as a before-tax contribution. Contributions are paid to the Trustee as each payroll is processed and are allocated to each participant's before-tax contribution account as of the end of the quarter. Participants may elect to have their contributions invested in increments of 5% in any one or more of the investment funds.

   b. COMPANY CONTRIBUTIONS: The company contribution provisions of the Plan were amended in conjunction with the signing of the agreement between the Company and the UAW Union on June 17, 1997. The Plan provides a retirement contribution of 2% of salary to UAW Union participants in the Plan (1.5% prior to the new union agreement). The Plan provides a retirement contribution of 1.5% of salary to non-union participants. The Plan also provides for a matching contribution with a minimum of two-thirds of the first 6% of employee before-tax contributions that can increase to 150% of the first 6% of employee contributions depending on the performance (as defined by the Plan) of the Company. In addition, the Company is required to allocate to participants' accounts any excess benefit which may result when the value of shares released is greater than the benefit to be provided by the matching and retirement contributions.

      Preferred Employee Stock Ownership Plan (ESOP) shares are released as principal and interest payments are made on the notes payable (described in Note 4). At November 30, 1997, 488,949 shares had been released and allocated to participants' accounts, and 282,314 shares remained encumbered.

      Retirement and matching contributions are invested in preferred and common stock of the Company and are allocated to each participants' accounts as of the end of each quarter.

   c. CONTRIBUTION LIMITATIONS: The Plan Agreement provides certain limitations on the amount of annual additions that can be made to participant accounts and the amount of company contributions in any Plan year. Participants should refer to the Plan Agreement for a more complete description of limitations on contributions.

   d. INVESTMENT FUNDS: Following are descriptions of the investment funds into which participants may elect to have their contributions invested:

      Company Stock Fund - is invested in the common stock of Tokheim
      Corporation.

      Equity Fund - is invested primarily in a mutual fund or funds that invest in a diversified portfolio of common stocks of publicly owned corporations.

      Fixed Fund - is invested in guaranteed investment contracts (GICs) or in a collective income fund which invests in GICs and similar investments.

      Money Market Fund - is invested in high quality money market instruments.

      Balanced Fund - is invested primarily in a mutual fund or funds that invest in a combination of common stocks, fixed income investments, certificates of deposit, and GICs.

   e. VESTING: Participants are fully vested at all times and have a nonforfeitable interest in their contributions and the company matching contributions. The Company base allocation contribution has a vesting period requirement of five years.

   f. WITHDRAWALS: Upon termination of employment by reason of retirement, death, disability, or for any other reason, a participant, or the beneficiary in the case of death, is entitled to receive his/her interest in each investment fund (which consists of the participant's balance in the before-tax contribution account, after-tax contribution account, and vested employer contribution account), including any realized and/or unrealized gains and losses, payable as of the valuation date coincident with or next preceding the date of termination of employment plus any amounts credited to the participant's accounts subsequent to such valuation date. Such distributions are made in a lump sum as soon as is practicable after termination of employment.

      The Plan Agreement also provides for in-service withdrawals, in the case of financial hardship, and loans. Participants should refer to the Plan Agreement for a more complete description of the in-service withdrawals.

3. TOKHEIM CORPORATION CONVERTIBLE PREFERRED STOCK:

   During July, 1989, the Plan Trust borrowed $24,000,000 to purchase 960,000 shares of Tokheim Corporation convertible preferred stock which was priced at an initial liquidation value of $25 per share. The dividend rate of the shares is 7.75%. During 1997, 79,796 shares were allocated to participants at a value of $1,994,900. In previous years, 597,890 shares were allocated to participants at a cumulative value of $14,947,250. Approximately 8% of the total amount of shares will be allocated to participants annually in the future.

   The conversion rate of preferred stock to common stock is one for one. The preferred stock is held only by the Trustee of the Plan and is not traded on an open market. When shares are redeemed, participants have the option to receive an equivalent value in common stock or cash. The preferred stock is valued at "adequate consideration" as determined by the Trustee on the basis of an independent appraisal pursuant to section 3(18) of Employee Retirement Income Security Act of 1974 (ERISA) and the regulations thereunder. The Liquidation value was determined to be $25 per share at November 30, 1997. The last day of each plan year is designated to be the ESOP valuation date. The preferred shares are redeemable at the option of the Company at a price of $25.39 per share in 1998, decreasing by $0.20 per share each year thereafter to a redemption price of $25 per share in fiscal 2000. The preferred stock is used to fund the matching and retirement contributions in the Plan.

4. NOTES PAYABLE:

   The Trust for the Plan has entered into the following debt agreement to purchase company securities for investment by the participants:

   a. NOTES PAYABLE TO PURCHASE PREFERRED STOCK: The Plan Trust borrowed $24,000,000 in July, 1989 at a variable interest rate payable over 12 years. The outstanding principal balance at November 30, 1997, was $9,428,469 at a rate of 7.5%. Quarterly principal payments range from $593,000 to $760,000 through 2001 and are payable on the last day of each quarter.

      The Company has guaranteed the above borrowing. Debt payments are funded by dividends received on shares and company contributions. Aggregate scheduled maturities of the above notes payable during the ensuing four years equal $2,442,486, $2,636,058, $2,844,972, and
      $1,505,953, respectively.

5. PARTICIPANTS:

   The following table sets forth the number of participants at November 30 by fund type for 1997 and 1996:

                                                 1997         1996

       Fixed Fund                                 652          710
       Equity Fund                                622          541
       Company Stock Fund                         123          139
       Money Market Fund                          106          124
       Balanced Fund                              294          310
       The Common Stock ESOP                    1,143        1,258
       The Preferred Stock ESOP                 1,143        1,258

   The total number of participants in the Plan was 1,143 and 1,258 at November 30, 1997 and 1996, respectively. This is less than the sum of the number of participants shown above because many participate in more than one fund.

6. TAX STATUS:
   The Company received a tax determination letter from the United States Treasury Department dated February 4, 1994, indicating that the Plan is qualified and that the trust established under the Plan constitutes a qualified trust under section 401(a) of the Internal Revenue Code (IRC) and is therefore exempt from federal income taxes pursuant to Section 501(a). Under these provisions participants are not subject to tax on amounts contributed by themselves or the Company for their benefit until the amounts are distributed to them.

   The Plan was amended subsequent to the receipt of the latest tax determination letter, however, the Plan administrator believes that the Plan is designed and is currently in compliance with the applicable requirements of the IRC.

7. PLAN TERMINATION:

   The Company has the right, under the plan, to discontinue its contributions and terminate the plan, although it has not expressed any intention to do so. In the event of termination, the net assets of the trust (after reduction of any expenses or taxes chargeable against the trust) would be allocated among the participants and beneficiaries of the Plan in the order specified by ERISA.

8. INVESTMENTS:

   The following Plan investments exceed five percent of the net assets available for benefits at November 30, 1997:


         Tokheim Corporation Common Stock                       $  3,648,587
         Tokheim Corporation Convertible Preferred Stock          19,078,025
         Fidelity Growth and Income Fund                           9,529,143
         Fidelity Balanced Fund                                    2,170,437
         Guaranteed Investment Contracts:
            Jackson Natural Life Group Pension;
              7.10% due April 30, 2000 and 2001                    3,122,520
            Life of Virginia Insurance Company;
              6.42% due April 30, 1999                             1,986,733


9. RECONCILIATION TO FORM 5500:

   As of November 30, 1997 and 1996, $364,562 and $290,155, respectively, is included in the accounts of persons who have elected to withdraw from participation in the plan, but for which disbursement has not yet been made. Form 5500 requires these amounts to be shown differently from the financial statements of the Plan as follows:


                                                                    1997            1996
       Net assets available for plan benefits as stated
          in the financial statements                          $   34,342,867   $  27,402,750
       Less benefits payable                                          364,562         290,155
                                                                -------------   -------------
          Net assets available for plan benefits per
            Form 5500                                          $   33,978,305   $  27,112,595
                                                               ==============   =============


10. RECLASSIFICATION:

    Certain prior year amounts in these financial statements have been reclassified to conform with current year presentation.


11. ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Net assets available for plan benefits at November 30, 1997:

                                                           Money                                  The
                           Fixed    Equity     Company     Market      Balanced   The Common   Preferred
                           Fund     Fund      Stock Fund   Fund         Fund      Stock ESOP   Stock ESOP   The Plan
                           -----    ------    ----------   ------     ---------   ----------   ----------   --------
Cash                   $   83,783                                                                          $    83,783
Receivables
  Contributions
  Participant              15,712  $   19,247  $    1,417   $  1,006  $    4,822                                42,204

  Employer                                                                                       $203,550      203,550
Investments             8,616,459   9,596,994   1,296,266    308,885   2,188,377  $2,357,499   19,078,319   43,442,799
Notes payable                                                                                  (9,429,469)  (9,429,469)
                       ----------  ----------  ----------  ---------  ----------  ----------   ----------  -----------
Net assets
available for
plan benefits          $8,715,954  $9,616,241  $1,297,683   $309,891  $2,193,199  $2,357,499  $ 9,852,400  $34,342,867
                       ----------  ----------  ----------   --------  ----------  ----------  -----------  -----------

Changes in net assets available for plan benefits for the year ended
November 30, 1997:
                                                            Money                                  The
                           Fixed     Equity     Company     Market      Balanced   The Common   Preferred
                           Fund      Fund      Stock Fund   Fund         Fund      Stock ESOP   Stock ESOP   The Plan
                           -----     ------    ----------   ------     ---------   ----------   ----------   --------
ADDITIONS
  Participants'
    contributions        $  823,037  $  957,386   $  89,584   $ 54,938  $   289,034                           $ 2,213,979
  Employer contri-
    butions                                                                          $  306,821  $ 2,106,527    2,413,348
  Interest income           631,370       3,373         321     17,470          683         207          195      653,619
  Dividend income            99,563                                          82,333                1,511,916    1,693,812
  Net appreciation
    in fair value
  of investments                      1,713,491     683,082                 281,671   1,257,063                 3,935,307
  Transfers from
  other plans                 2,770                                                                                 2,770
                         ----------  ----------   ---------  ---------   ----------  ----------  -----------  -----------
                          1,457,177   2,773,813     772,987     72,408      653,721   1,564,091    3,618,638   10,912,835

Transfers
between funds              (771,838)  1,304,168    (196,139)   (36,086)    (158,816)    (18,162)    (123,127)

DEDUCTIONS
  Withdrawal and
    termination
    distributions           864,643     875,181     117,945     59,428      150,597     121,070    1,073,849    3,262,713
  Interest expense                                                                        4,142      705,863      710,005
                         ----------  ----------   ---------  ---------   ----------  ----------   ----------   ----------
                            864,643     875,181     117,945     59,428      150,597     125,212    1,779,712    3,972,718
                         ----------  ----------   ---------  ---------   ----------  ----------   ----------   ----------

Net increas
(decrease)                 (179,304)  3,202,800     458,903    (23,106)     344,308   1,420,717    1,715,799    6,940,117
Net assets
 available for
 plan benefits,
 beginning of year        8,895,258   6,413,441     838,780    332,997    1,848,891     936,782    8,136,601   27,402,750
                         ----------  ----------   ---------  ----------  ----------  ----------   ----------  -----------

Net assets available
 for plan benefits,
 end of year             $8,715,954  $9,616,241  $1,297,683  $ 309,891   $2,193,199  $2,357,499   $9,852,400  $34,342,867


11. ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET
    ASSETS AVAILABLE FOR PLAN BENEFITS:

Net assets available for plan benefits at November 30, 1996:
                                                            Money                                  The
                           Fixed     Equity     Company     Market      Balanced   The Common   Preferred
                           Fund      Fund      Stock Fund   Fund         Fund      Stock ESOP   Stock ESOP   The Plan
                           -----     ------    ----------   ------     ---------   ----------   ----------   --------

Cash                   $   74,311                                                                          $    74,311
Receivables
  Contributions
    Participant            29,932  $  26,987  $   2,896     $ 2,150     $ 9,683                                 71,648
    Employer                                                                         $4,141                      4,141
    Dividends                                                 1,334                                              1,334
Investments             8,791,015  6,386,454    835,884     329,513   1,839,208   1,239,462   $19,829,200   39,250,736
Notes payable                                                                      (302,680)  (11,692,599) (11,995,279
Interest payable                                                                     (4,141)                    (4,141)
                       ----------   ---------  ---------   ---------   ---------   ---------   ----------   ----------
Net assets
 available for
 plan benefits         $8,895,258 $6,413,441   $838,780    $332,997  $1,848,891  $  936,782   $ 8,136,601  $27,402,750
                       ----------   ---------  ---------   ---------   ---------   ---------   ----------   ----------



Changes in net assets available for plan benefits for the year ended
November 30, 1996:

                                                            Money                                  The
                           Fixed     Equity     Company     Market      Balanced   The Common   Preferred
                           Fund      Fund      Stock Fund   Fund         Fund      Stock ESOP   Stock ESOP   The Plan
                           -----     ------    ----------   ------     ---------   ----------   ----------   --------

ADDITIONS
  Participants'
    contributions         $ 956,805 $  758,002  $ 109,559   $  61,895  $  304,543                             $2,190,804
  Employer contri-
    butions                                                                          $519,510    $1,954,891    2,474,401
  Interest income           594,858      5,258        671      13,407       1,195          79           115      615,583
  Dividend income                       79,344                  1,334      76,031                 1,543,381    1,700,090
  Net appreciation
    (depreciation)
    in fair value
    of investments                   1,054,469    201,549                 130,591     342,986           (19)   1,729,576
  Transfers from
  other plans                83,835    108,544     15,211      19,269      57,260                                284,119
                          ---------  ---------- ---------   ---------   ---------    --------    ----------    ---------
                          1,635,498   2,005,67    326,990      95,905     569,620     862,575     3,498,368    8,994,573
                          ---------  ---------  ---------   ---------   ---------    --------    ----------    ---------

Transfers
between funds              (576,477)   887,876     (3,872)      8,364    (236,005)     (9,093)      (70,793)

DEDUCTIONS
  Withdrawal and
    termination
    distributions           828,565    334,455     96,160      28,429     146,365      62,924       700,170    2,197,068
  Interest expense                                                                     32,065     1,019,628    1,051,693
                            828,565    334,455     96,160      28,429     146,365      94,989     1,719,798    3,248,761
                          ---------  ---------   --------   ---------   ---------   ---------    ----------   ----------
Net increase                230,456  2,559,038    226,958      75,840     187,250     758,493     1,707,777    5,745,812
Net assets available
  for plan benefits,
  beginning of year       8,664,802  3,854,403    611,822     257,157   1,661,641     178,289     6,428,824   21,656,938
                          ---------  ---------    -------   ---------   ---------   ---------    ----------   ----------

Net assets available
  for plan benefits,
  end of year            $8,895,258 $6,413,441   $838,780    $332,997  $1,848,891    $936,782    $8,136,601  $27,402,750
                          ---------  ---------    -------     -------   ---------     -------     ---------   ----------




11.   ALLOCATION OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN
      NET ASSETS AVAILABLE FOR PLAN BENEFITS:

Net assets available for plan benefits at November 30, 1995:

                                                            Money                                  The
                           Fixed     Equity     Company     Market      Balanced   The Common   Preferred
                           Fund      Fund      Stock Fund   Fund         Fund      Stock ESOP   Stock ESOP   The Plan
                           -----     ------    ----------   ------     ---------   ----------   ----------   --------
Cash                      $38,256                                                                              $38,256
Receivables
  Contributions
   Participant             34,500    $22,126     $4,123      $2,644     $11,739                                 75,132
   Employer                                                                         $11,326                     11,326
 Dividends                                                    1,125                                              1,125
Investments             8,592,046  3,832,277    607,699     253,388   1,649,902     964,646   $20,218,367   36,118,325
Notes payable                                                                      (786,360)  (13,789,543) (14,575,903)
Interest payable                                                                    (11,323)                   (11,323)
                       ----------   ---------  ---------   ---------   ---------   ---------   ----------   ----------
Net assets
  available for
  plan benefits        $8,664,802 $3,854,403   $611,822    $257,157  $1,661,641    $178,289    $6,428,824  $21,656,938
                       ----------  ---------   --------    --------  ----------    --------    ----------   ----------


Changes in net assets available for plan benefits for the year ended
November 30, 1995:

                                                            Money                                  The
                           Fixed     Equity     Company     Market      Balanced   The Common   Preferred
                           Fund      Fund      Stock Fund   Fund         Fund      Stock ESOP   Stock ESOP   The Plan
                           -----     ------    ----------   ------     ---------   ----------   ----------   --------
  plan benefits          $8,664,802 $3,854,403   $611,822    $257,157  $1,661,641    $178,289    $6,428,824  $21,656,938
ADDITIONS
  Participants'
    contributions        $1,005,224 $  573,534   $134,091    $ 55,245    $324,520                             $2,092,614
  Employer
    contributions                                                                    $530,852    $1,753,336    2,284,188
  Interest income           619,116      1,409        459         683         898          47           448      623,060
  Dividend income                       96,346                 14,785      58,231                 1,579,711    1,749,073
  Net appreciation
    (depreciation)
    in fair value
    of investments                     780,556   (148,788)                126,008    (249,050)      (52,605)     456,121
  Transfers from
    other plans              61,590     44,182     10,077      26,611      39,476                                181,936
                          ---------  ---------   --------     -------    --------    --------     ---------    ---------
                          1,685,930  1,496,027     (4,161)     97,324     549,133     281,849     3,280,890    7,386,992

Transfers
 between funds              266,955     79,873    (35,649)    (66,879)   (174,904)     (5,832)      (63,564)

DEDUCTIONS
  Withdrawal and
    termination
    distributions           721,614    282,899     92,394      18,171     153,767      66,194       601,388    1,936,427
  Interest expense                                                                     74,533     1,193,824    1,268,357
                          ---------    --------  --------    --------    --------    --------     ---------    ---------
                            721,614    282,899     92,394      18,171     153,767     140,727     1,795,212    3,204,784
                          ---------    --------  --------    --------    --------    --------     ---------    ---------

Net increase
(decrease)                1,231,271  1,293,001   (132,204)     12,274     220,462     135,290     1,422,114    4,182,208
Net assets
  available for
  plan benefits,
  beginning of
  year                    7,433,531  2,561,402    744,026     244,883   1,441,179      42,999     5,006,710   17,474,730
                          ---------  ---------    -------     -------   ---------     --------   ----------   ----------

Net assets
 available for
 plan benefits,
 end of year             $8,664,802 $3,854,403   $611,822    $257,157  $1,661,641    $178,289    $6,428,824  $21,656,938
                          ---------  ---------   --------     -------   ---------     -------     ---------   ----------


RETIREMENT SAVINGS PLAN FOR EMPLOYEES
OF TOKHEIM CORPORATION AND SUBSIDIARIES
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
As of November 30, 1997


                                                         Shares or
                                                         Principal                        Fair
                    Description                           Amount           Cost          Value
----------------------------------------------------    -----------    ------------   ------------

FIXED FUND
   Life of Virginia Insurance Company
      Guaranteed Investment Contracts 6.42% due
      April 30, 1999                                    $ 1,986,733    $  1,986,733   $  1,986,733

   New York Life Insurance Company
      Guaranteed Investment Contracts 6.40% due
      April 30, 1998                                    $ 1,474,753       1,474,753      1,474,753

   Allstate Life Insurance Company
      Guaranteed Investment Contracts 7.45% due
      July 31, 1998                                     $   954,598         954,598        954,598

   Jackson Natural Life Group Pension
      Guaranteed Investment Contracts 7.10% due
      April 30, 2000 and 2001                           $ 3,122,520       3,122,520      3,122,520

   Fort Wayne National Bank
      Temporary CD Fund                                 $    46,210          46,210         46,210

   American Express Trust Collective Fund                 2,183,153          97,749         98,190
                                                                       ------------   ------------

         Subtotal                                                         7,682,563      7,683,004
                                                                       -----------   ------------

EQUITY FUND
   Fidelity Growth and Income Fund                          253,435       7,339,974      9,529,143
   Fort Wayne National Bank Temporary CD Fund           $    67,851          67,851         67,851
                                                                       ------------   ------------

         Subtotal                                                         7,407,825      9,596,994
                                                                       ------------   -----------

LOAN FUND
   Loans to Participants, 8.0% to 11.75%, due
   December 1, 1997, through May 30, 2002               $   933,455         933,455        933,455
                                                                       - ----------   - ----------






RETIREMENT SAVINGS PLAN FOR EMPLOYEES
OF TOKHEIM CORPORATION AND SUBSIDIARIES
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
CONTINUED
As of November 30, 1997



                                                        Shares or
                                                        Principal                         Fair
                    Description                           Amount           Cost          Value
---------------------------------------------------    ------------    ------------   ------------

COMPANY STOCK FUND
   Tokheim Corporation Common Stock                    $     68,645         905,773      1,291,350
   Fort Wayne National Bank Temporary CD Fund          $      4,916           4,916          4,916
                                                                       ------------   ------------
         Subtotal                                                           910,689      1,296,266
                                                                       ------------   ------------

MONEY MARKET FUND
   Federated Money Market Trust                        $    307,025         307,025        307,025
   Fort Wayne National Bank Temporary CD Fund          $      1,860           1,860          1,860
                                                                       ------------   ------------

         Subtotal                                                           308,885        308,885
                                                                       ------------   ------------

BALANCED FUND
   Fidelity Balanced Fund                                   137,456       1,873,182      2,170,437
   Fort Wayne National Bank Temporary CD Fund          $     17,940          17,940         17,940
                                                                       ------------   -----------

         Subtotal                                                         1,891,122      2,188,377
                                                                       ------------   ------------

THE COMMON STOCK ESOP
   Tokheim Corporation Common Stock                         125,305       2,147,587      2,357,237
   Fort Wayne National Bank Temporary CD Fund          $        262             262            262
                                                                       ------------   ------------

         Subtotal                                                         2,147,849      2,357,499
                                                                       ------------   ------------

THE PREFERRED STOCK ESOP
   Tokheim Corporation Convertible Preferred Stock          763,121      19,078,025     19,078,025
   Fort Wayne National Bank Temporary CD Fund          $        294             294            294
                                                                       ------------   ------------

         Subtotal                                                        19,078,319     19,078,319
                                                                       -----------   ------------

   Total investments                                                   $ 40,360,707   $ 43,442,799
                                                                       ============   ============



Retirement Savings Plan for Employees
of Tokheim Corporation and Subsidiaries
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
For the year ended November 30, 1997


                                                                                                         Current
                                                                                                          Value
                                                                                                       of Asset on
   Identity of Party           Description of          Purchase         Selling          Cost of       Transaction        Net
       Involved                 Transactions            Price            Price            Asset           Date           Gain
-----------------------    ----------------------    ------------     -----------     -------------   -------------    ---------

Single transaction in one security in excess of
5% of current value of plan assets.
-----------------------------------------------

New York Life              Guaranteed Investment
Insurance Company          Contracts 6.40% due
                           April 30, 1998                             $  1,407,923    $   1,407,923   $    1,407,923

Jackson Natural Life       Guaranteed Investment
Group Pension              Contracts 7.10% due
                           April 30, 2000 and 2001   $  3,000,000                         3,000,000        3,000,000

Fort Wayne National
Bank                       Certificate of Deposit       1,408,050                         1,408,050        1,408,050


Fidelity Growth and        Mutual Stock Fund
Income Fund                Purchase                     1,916,000                         1,916,000        1,916,000
                           Sale                                          1,717,697        1,199,585        1,717,697   $ 518,112

Series of transactions in one security in excess
of 5% of current value of plan assets.
------------------------------------------------

American Express Trust
Collective                 Collective Income Fund
Income Fund                Aggregate of 11
                           purchases                      986,200                           986,200          986,200
                           Aggregate of 13 sales                         1,569,388        1,480,549        1,569,388      88,839


Fidelity Growth and        Mutual Stock Fund
Income Fund                Aggregate of 18
                           purchases                    3,567,200                         3,567,200        3,567,200
                           Aggregate of 3 sales                          2,223,767        1,548,261        2,223,767     675,506


Fort Wayne National        Certificate of Deposit
Bank                       Aggregate of 487
                           purchases                    9,055,526                         9,055,526        9,055,526
                           Aggregate of 149 sales                        9,035,415        9,035,415        9,035,415
